Exhibit 99.25

Choice One Contact: Lisa Schnorr Director, Corporate Communications and Investor Relations (585) 530-2965 lschnorr@choiceonecom.com

CHOICE ONE COMPLETES EMPLOYEE STOCK OPTION EXCHANGE PROGRAM

Rochester, New York – January 24, 2003 — Choice One Communications Inc. (OTCBB: CWON), an Integrated Communications Provider offering facilities-based voice and data telecommunications services, web hosting, design and development to small and medium-sized businesses, today announced that the tender offer under its employee stock option exchange program expired at midnight (Eastern) on January 21, 2003.

The outstanding current options properly tendered for exchange by eligible employees have been accepted. Pursuant to the offer, 4,119,524 current options, or approximately 92% of the eligible current options, were tendered for exchange by eligible employees. On January 21, 2003, in accordance with terms and conditions set forth in the tender offer, Choice One granted to those eligible employees new options to purchase 2,582,986 shares of common stock with an exercise price of $0.26 per share.

As described in the offer, filed with the Securities and Exchange Commission on December 19, 2002, as amended, options granted before January 2, 2002, other than certain performance-based options granted on January 1, 2002, were eligible for the stock option exchange program. Options issued under the company’s Director Stock Incentive Plan were excluded from the stock option exchange program.

About Choice One Communications

Headquartered in Rochester, New York, Choice One Communications Inc. (OTCBB: CWON) is a leading integrated communications services provider offering voice and data services including Internet and DSL solutions, and web hosting and design, primarily to small and medium-sized businesses in second and third-tier markets.

Choice One currently offers services in 29 markets across 12 Northeast and Midwest states. At September 30, 2002, the company had nearly 500,000 lines in service and more than 100,000 accounts. The company’s annualized revenue run rate is approximately $300 million, based on third quarter 2002.

For further information about Choice One, visit our web site at www.choiceonecom.com or contact us at 1-888-832-5800.

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